UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1
DSW INC.
(Name of Issuer)
Class A Common Shares, without par value
(Title of Class of Securities)
23334L102
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
4300 E. Fifth Avenue
Columbus, Ohio 43219
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240 13d-1(e), (f) or (g), check the following box ☐

CUSIP No.	23334L102	Page	2	of	7

1	NAMES OF REPORTING PERSONS: SEI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		3,990,465

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,990,465

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,990,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.2%

14	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	23334L102	Page	3	of	7
ITEM 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D is filed with respect to the Class A Common Shares, without par value (the “Class A Common Shares”), but also relates to the Class B Common Shares without par value (the “Class B Common Shares”), of DSW Inc. that may be converted on a one-for-one basis into Class A Common Shares at any time. DSW Inc. is an Ohio corporation (the “Company” or “DSW”), whose principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	This statement is filed by SEI, Inc., a Nevada corporation. Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of SEI, Inc. as of the date hereof.

(b)	Principal business address: 4300 E. Fifth Avenue, Columbus, Ohio 43219

(c)	Principal business: SEI, Inc. is a company holding interests in various affiliated and non-affiliated entities.

(d)	Criminal convictions: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings: Neither SEI, Inc., nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Each of the individuals listed on Schedule A annexed hereto is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration
     See Item 4.
ITEM 4. Purpose of Transaction
     On February 8, 2011, DSW, DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, Inc., an Ohio

CUSIP No.	23334L102	Page	4	of	7
corporation (“Retail Ventures”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Retail Ventures merged with and into Merger LLC, effective May 26, 2011, with Merger LLC continuing after the merger as the surviving entity and a wholly owned subsidiary of DSW (the “Merger”). Upon the closing of the Merger, each outstanding Retail Ventures common share was converted into the right to receive 0.435 DSW Class A Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Shares in lieu of DSW Class A Common Shares.
     Mr. Schottenstein, as a director and majority shareholder of SEI, Inc. evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation, Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, and may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to the outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
          (a) SEI, Inc. may be deemed the beneficial owner of 3,990,465 Class A Common Shares in the aggregate representing 13.2% of the outstanding Class A Common Shares. This number consists of 1,292,900 Class A Common Shares and 2,697,565 Class B

CUSIP No.	23334L102	Page	5	of	7
Common Shares that may be converted into Class A Common Shares on a one-for-one basis at any time.
          (b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,990,465 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 3,990,465 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares
          (c) Transactions effected during the past 60 days:
As a result of the transaction described in Item 4 herein, on May 26, 2011, SEI, Inc. acquired 2,697,565 Class B Common Shares of the Company in exchange for 6,201,300 Retail Ventures common shares. The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis at any time.
          (d) Another’s right to receive dividends: Not applicable
          (e) Date ceased to be a 5% owner: Not applicable
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
ITEM 7. Material to Be Filed as Exhibits
None.

CUSIP No.	23334L102	Page	6	of	7
     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI, INC.
DATED: June 1, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman

CUSIP No.	23334L102	Page	7	of	7

Schedule A
CERTAIN INFORMATION ABOUT THE EXECUTIVE
OFFICERS AND DIRECTORS OF THE REPORTING PERSON
     Set forth below is the name, principal occupation and business address of each executive officer and director of SEI, Inc.

Name	Principal Occupation	Business Address
Jay L. Schottenstein	Chairman of the Board of Directors of SEI, Inc. and CEO & President of Schottenstein Stores Corporation and holds positions with other public and privately-held entities	4300 E. Fifth Avenue Columbus OH 43219

Thomas R. Ketteler	Member of the Board of Directors of SEI, Inc. and other public and privately held entities and consultant to Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Brian Strayton	Member of the Board of Directors of SEI, Inc. and Vice President and Treasurer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Benton E. Kraner	President a, Chief Operating Officer and Treasurer of Schottenstein Property Group, Inc.	4300 E. Fifth Avenue Columbus OH 43219

Jeffry D. Swanson	Senior Vice President and Chief Financial Officer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Irwin A. Bain	Senior Vice President, Secretary and General Counsel of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219

Tod H. Friedman	Executive Vice President, Secretary and General Counsel of Schottenstein Property Group Inc.	4300 E. Fifth Avenue Columbus OH 43219